SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

                Entergy Power Ventures, L.P.
                20 Greenway Plaza, Suite 1025
                    Houston, Texas 77046

     This certificate is notice that Entergy Power Ventures, L.P., a Delaware Limited Partnership (the "Partnership") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Partnership pursuant to the terms of
             a Credit Agreement between Entergy
             Power Ventures Corp. II ("EPVC") and
             Entergy Power Ventures, L.P. ("EPV")
             which Credit Agreement  (and related
             Note) were entered into on August
             22, 2001 (the "Credit Agreement").

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $250,000,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             EPVC's effective cost of capital, as
             defined under Rule 52(b) under the
             Public Utility Holding Company Act
             of 1935, as determined from time to
             time by EPVC and notified to EPV, in
             each case, computed on the basis of
             a 365 day year for the actual number
             of days (including the first day,
             but excluding the last) occurring in
             the period such interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, the Partnership may
             request advances from time to time
             up to the amount available under the
             Credit Agreement.  As of the date of
             this Certificate, funds in the
             amount of $32,500,000 were advanced
             by EPVC to the Partnership on
             December 18, 2001.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than
             August 22, 2061.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Power Ventures Corp. II

      9.     Collateral given with each security,
             if any:
             All advances are secured by EPV's
             70% undivided interest in a combined
             cycle cogeneration facility known as
             the Harrison County Power Project
             located in Marshall, Texas.

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by EPV for any lawful
             purposes, including to meet its
             expenses, or to make loans, equity
             investments or distributions to
             affiliated businesses.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY POWER VENTURES, L.P.
                            By:  Entergy Power Ventures Corp. I,
                                  its General Partner

                            BY:   /s/ Robert A. Malone
                                    Robert A. Malone
                                     Vice President

Date: March 22, 2002